Simpson Thacher & Bartlett

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

TELEPHONE: +852-2514-7600

FACSIMILE: +852-2869-7694

Direct Dial Number	E-mail Address
(852) 2514-7650	clin@stblaw.com

November 5, 2019

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention:	Ms. Kristin Lochhead, Accounting Branch Chief
Mr. Brian Cascio, Accounting Branch Chief
Mr. Thomas Jones, Special Counsel
Mr. Geoffrey Kruczek, Special Counsel

Re:	Canaan Inc.
Registration Statement on Form F-1
Filed October 28, 2019
File No. 333-234356

Ladies and Gentlemen:

On behalf of our client, Canaan Inc., an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), we are filing herewith Amendment No. 1 (“Amendment No. 1”) to the Company’s above-referenced Registration Statement on Form F-1 (the “Registration Statement”) via EDGAR with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”).

We enclose herewith five (5) courtesy copies of Amendment No. 1, which has been marked to show changes to the Company’s Registration Statement filed with the Commission on October 28, 2019 (the “October 28 Filing”).

Simpson Thacher & Bartlett

November 5, 2019

The Company will commence its road show activities on November 13, 2019 and expects to price the initial public offering on or about November 19, 2019. We would greatly appreciate the Staff’s willingness to work with the Company to achieve this offering timetable.

On behalf of the Company, we wish to thank you and the other members of the Staff of the Commission for your prompt review of the October 28 Filing.

Simpson Thacher & Bartlett

November 5, 2019

If you have any question regarding the Registration Statement, please do not hesitate to contact me at +852-2514-7650 (work), +852-9198-4235 (mobile) or clin@stblaw.com (email) or Howie Farn at +852-2514-7668 (work), +852-6710-2672 (mobile) or hfarn@stblaw.com (email).

Very truly yours,

/s/ Chris K.H. Lin
Chris K.H. Lin

Enclosures

cc:

Nangeng Zhang, Chairman and Chief Executive Officer
Jianping Kong, Director and co-chairman
Quanfu Hong, Vice President of Finance
Canaan Inc.

Howie Farn
Yi-Ping Chang
Simpson Thacher & Bartlett

Calvin C. Lai
Valerie Ford Jacob
Freshfields Bruckhaus Deringer

Steven Zhao
PricewaterhouseCoopers Zhong Tian LLP